Exhibit 6.4(c)

Co-Management Agreement

Commonwealth Thoroughbreds LLC and WinStar Farm LLC

AGREEMENT OF CO-MANAGEMENT dated as of June 25, 2021 between WinStar Farm LLC (“WinStar”) and Commonwealth Thoroughbreds LLC (“Commonwealth”), together, the Co-Managers of Country Grammer (the “Horse”).

Country Grammer will be raced under the co-management of Commonwealth and WinStar. All material decisions related to the Horse's racing career, including the selection of a trainer for the Horse, will be made jointly by Commonwealth and WinStar. If a disagreement exists between the Co-Managers concerning the initial designation of the Trainer for the Co-Managed horses, if good faith negotiations among the parties do not resolve the impasse, either Co-Manager may require the other parties to submit the decision to John Stuart to break the impasse and his decision shall be binding upon all parties hereto. The Horse will not be retired or otherwise disposed of without the agreement of the Co-Managers. Additionally:

1.

The Co-Managers will oversee the day-to-day management of Country Grammer, including oversight of pre-training, training, transportation, veterinarian issues, and all standard management practices necessary for the care of Country Grammer.

2.	The Co-Managers will develop an exit strategy for the sale or other disposition of Country Grammer at the completion of his racing career.

3.

If a disagreement exists between the Co-Managers concerning the management of Country Grammer or relating to the relationships, rights, duties, or obligations hereunder (a “Dispute”), either Co-Manager may require the other Co-Manager to submit the Dispute to the then current trainer of the Horse, if good faith negotiations among the Co-Managers do not resolve the Dispute. Such Dispute shall be decided by the then current trainer of the Horse, whose decision shall be memorialized in writing and shall be binding upon all parties hereto

If any provision contained in this Agreement conflicts with Section 3.3 of that certain Purchase Option, Bill of Sale and Co-Ownership Agreement by and between WinStar and Commonwealth, dated March 7, 2021, as amended by that certain First Amendment to Purchase Option, Bill of Sale and Co-Ownership Agreement, dated May 31, 2021, such provision in this Agreement shall control.

This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky without regard to any conflict of laws or choice of laws principle which would result in the application of any laws other than those of the Commonwealth of Kentucky.

IN WITNESS WHEREOF, each of the parties has signed this agreement or caused it to be signed on its behalf, all as of the date first above written.

Commonwealth Thoroughbreds LLC	WinStar Farm, LLC

/s/Brian Doxtator	/s/ Elliot Walden
By: Brian Doxtator	By: Elliott Walden
CEO	President